VK 989 - Pompano December 2017 Capital One Securities New Orleans, LA. Filed by Stone Energy Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended, And deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934, as amended Subject Companies: Stone Energy Corporation (Commission File No. 001-12074) Talos Energy LLC Date: December 7, 2017

This presentation and the oral statements made in connection therewith may contain “forward looking statements” within the meaning of securities laws. Any forward looking statements involve risks, uncertainties and assumptions. Although we believe that the assumptions and analysis underlying these statements are reasonable as of the date hereof, you are cautioned not to place undue reliance on these statements. Forward looking statements include information, statements, estimates, targets and projections provided by Talos Production LLC and subsidiaries (“Talos” or the “Company”) or Stone Energy Corporation and subsidiaries (“Stone”) concerning the Company’s or Stone’s liquidity and possible future performance, financial condition or results of operations, including descriptions of each of their respective business strategies, reserves and resources, future production, capital expenditures, including planned wells, and cost savings or other benefits each expects to achieve as well as information, statements, estimates, targets and projections concerning, among other things, the ultimate outcome and benefits of a transaction between Talos and Stone and timing thereof, and future financial performance. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “target,” “project,” “forecast,” “seek,” “will,” “may,” “should,” “could,” “would,” or similar expressions. These statements, estimates, targets and projections are based on certain assumptions that the Company and Stone have made in light of their experience in the industry and their perceptions of historical trends, current conditions, expected future developments and other factors that the Company and Stone believe are appropriate under the circumstances as of the date hereof. Neither Talos nor Stone assumes any obligation to or intends to update any forward looking statements included herein. You should understand that these statements are not guarantees of future performance or results. Actual results could differ materially from those described in any forward looking statements contained herein as a result of a variety of factors, including the timing to consummate the proposed transaction, the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close, the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, the impact of changes in national and regional economies, litigation relating to the transaction and other known and unknown risks and uncertainties and other risk factors discussed in Stone’s filings with the SEC, many of which are beyond Talos and Stone’s control. This presentation has been prepared by the Company and includes market data and other information from sources believed by us to be reliable, including industry publications and surveys. Some data are also based on our good faith estimates, which are derived from our review of internal sources as well as the independent sources described above. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. This information is strictly confidential and should not be copied or redistributed by the recipients without the prior written consent of Talos. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Forward Looking Statements Cautionary Statements

Cautionary Statements In connection with the proposed transaction, Sailfish Energy Holdings Corporation, a subsidiary of Stone that will be renamed Talos Energy, Inc. as of the closing of the proposed transaction (“Newco”), will file with the SEC a registration statement on Form S-4 that will include a consent solicitation/prospectus of Newco and Stone, as well as other relevant documents concerning the proposed transaction. Stone will mail the consent solicitation/prospectus to its shareholders. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Stone and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS OF STONE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a free copy of the consent solicitation/prospectus, as well as other filings containing information about Talos, Stone and/or Newco, without charge, at the SEC’s website (http://www.sec.gov). Copies of the consent solicitation/prospectus and the filings with the SEC that will be incorporated by reference in the consent solicitation/prospectus can also be obtained, without charge, from Stone by going to the “Investor Center” section of Stone’s website, www.StoneEnergy.com or from Talos by directing a request to Bill Moss, General Counsel of Talos, via email or telephone (bmoss@talosenergyllc.com, 713-328-3005). Important Additional Information Talos, Stone, Newco and certain of their respective directors, executive officers and members of management and employees may be deemed to be participants in the solicitation of written consents in respect of the proposed transaction. Information regarding Stone’s directors and executive officers is set forth in Stone’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Information regarding Talos’s directors and executive officers and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the consent solicitation/prospectus and other relevant materials filed with the SEC. Free copies of these documents may be obtained from the sources indicated above. Participants in the Solicitation The SEC proved reserves and the Strip Proved Reserves, each as of June 30, 2017, have been prepared on the same basis as the proved reserves for year end 2016 for each of Talos and Stone, respectively, that were audited or prepared by an independent engineering firm, but the proved reserves as of June 30, 2017 for each of Talos and Stone are based on Company-engineered reserve reports calculated in accordance with SEC rules and regulations that have not been audited by an independent engineering firm, provided that the Strip Proved Reserves were not prepared in accordance with SEC pricing guidelines that require pricing using the average price during the prior 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month (without regard to commodity derivative positions and without assuming any change in development plans or costs) as required by SEC rules and regulations for proved reserves. The Strip Proved Reserves are based on NYMEX future strip prices as of October 31, 2017 (approximately $54.42 - $50.04 per Bbl for WTI and approximately $2.91 - $2.88 per MMBtu for Henry Hub through 2021 then held flat thereafter). The use of these future prices is for illustration purposes only, does not necessarily indicate Talos or Stone’s overall view on future commodity prices, and does not represent a forecast or estimate of Talos or Stone’s proved reserves or Strip Proved Reserves as of December 31, 2017. Proved Reserve Data

Company Overview Summary Current Capitalization Pure play Gulf of Mexico operator focused on the Deepwater High quality production base with low-risk development upside Strong balance sheet and liquidity position 3Q Production 19 MBoepd ~77% Oil / NGL ($ in Millions) Share Price (12/1/17) $26.54 Shares Outstanding 20 Market Cap. $531 Revolving Credit Facility $0 7.5% Senior Secured 2nd Lien Notes $225 Building Loan $11 Cash 9/30/17 ($283) Net Debt ($47) Enterprise Value $484 Current Production (MBoepd) 2.2 Bayou Hebert Current Production (Mboepd) 1.5 SS113 Current Production (MBoepd) 2.8 Amberjack MC109 Current Production (MBoepd) 6.3 Pompano Current Production (MBoepd) 1.5 MP288 Current Production (MBoepd) 6.5 Cardona

Pompano / Cardona Fields & Offset Opportunities



VK989
VK990
Pompano Field
Cardona
MC27
MC28
MC29
Mt. Providence
Derbio
MC71
MC72
Rampart
MC113

Rampart



M58
RAMPART

Derbio



M57
DERBIO
RAMPART

Pompano Highlights

- 100% owned infrastructure in ~1,300' of water
- Current Field Production of 11.5 Net MBoe/d
- 2017E LOE & PHA ($/Boe): $4.29
- Significant platform capacity 60 MBo/d and 200 MMcf/d
- Excellent operational efficiency (90% uptime)
- Growth opportunities:
  - Recompletion inventory
  - Mt. Providence
  - Rampart discovery and Derbio
- Additional third-party processing opportunities

Rampart Results and Path Forward

- Rampart discovery September 2017 (40% WI)
  - 107' of net vertical pay in three sands
- Derbio to spud in 1H2018 (40% WI)
  - Targeting the M57 sand amplitude
  - Potential for additional well locations if successful
- Tie-back to Pompano Platform (100% WI)
  - Reduced timetable (18-24 months) and cost
  - Partner PHA fees to offset Stone LOE cost

5

Expenses and Capex Reduced 2013 2014 2015 2016 Est. 2017 $MM $100 $111 $107 SG&A* $94 $55 * 2016 includes higher legal fees, severance, retention, cash in lieu of stock based incentives 380 employees $MM $695 $900 $470 Capital $208 $181 Board Approved $181 MM Capital Program App 1% GoM Lease Operating Expenses

Combination of Talos Energy and Stone Energy November 2017

STONE ENERGY

Transaction Overview

Transaction Terms	▪ 100% stock transaction ▪ 34.16 MM shares issued to Talos (20.06 MM Stone shares, 54.22 MM total shares) ▪ Combined company initial Equity Value of ~$1,900 MM (1) ▪ Combined company initial Enterprise Value of ~$2,500 MM (1) ▪ Stone's 2nd Lien Notes will be exchanged into Talos's 2nd Lien Notes
Pro Forma Ownership and Governance	▪ Talos shareholders will own 63% at closing; Stone shareholders 37% – Net Debt of $611 MM (2) ▪ Talos CEO Timothy S. Duncan will lead the combined company ▪ Talos will name six of ten directors; Stone the remaining four ▪ Expected to trade on NYSE under new symbol TALO
Path to Closing	▪ Unanimously approved by both boards ▪ Stone shareholder approval required ▪ Regulatory and other customary approvals ▪ Successful completion of 2nd Lien debt exchange ▪ Closing expected in late Q1 or early Q2 2018

Sources: Talos, Stone and FactSet. Market data as of 11/20/2017.
Note: Share counts may not foot due to rounding.
(1) Enterprise Value calculated as Current Stone Equity Value (at $35.49/share as of 11/20/2017) / Stone ownership percentage (37%) + Net Debt.
(2) Net Debt excludes restricted cash and capital leases.

8

Talos Pro Forma Overview

Gulf of Mexico Region



Ewing Bank 305 Field
Production: 1.6 MBoe/d
Strip 2P: 3 MMBoe
Est. 2P PV-10: $37 MM
Amberjack
Production: 2.6 MBoe/d
Strip 2P: 6 MMBoe
Est. 2P PV-10: $93 MM
MS
TX
Pompano Field
Production: 11.5 MBoe/d
Strip 2P: 39 MMBoe
Est. 2P PV-10: $725 MM
Phoenix / Tornado
Production: 16.5 MBoe/d
Strip 2P: 83 MMBoe
Est. 2P PV-10: $1,800 MM
Block 7
Zama Discovery
6-8 Prospects/Leads
Block 2
4-6 Prospects/Leads
Mexico
Talos Acreage
Stone Acreage
0 50 100 200
Miles

Talos Pro Forma Overview

Strip Proved Reserves (1)	135 MMBoe
Strip 2P Reserves (1)	172 MMBoe
Strip Proved PV-10 (2)	$2,277 MM
Strip 2P PV-10 (2)	$2,976 MM
2017E Production	47 MBoe/d
Pro Forma 2017E EBITDA (3)	$440 MM
Net Debt / PF 2017E EBITDA (3)(4)	1.4x

Talos Pro Forma Reserve Profile



PDP
PDNP
PUD
PROB
172 MMBoe
37
50
26
59
$3.0 BN
$0.7
$0.8
$0.2
$1.3
Strip Proved Reserves
NGLs 7%
Gas 23%
Oil 70%
Strip 2P PV-10
Shelf 26%
Deep Water 74%

Sources: Talos and Stone.

(1) As of June 30, 2017. Calculated using October 31, 2017 strip pricing of $54.42/$2.91 in 2017, $54.11/$2.96 in 2018, $51.75/$2.90 in 2019, $50.52/$2.87 in 2020 and $50.04/$2.88 in 2021 ("10/31/2017 Strip Pricing").

(2) Strip Proved PV-10 and Strip 2P PV-10 are non-GAAP financial measures and differ from the standardized measure because they reflect the estimated reserves economically recoverable based on forward NYMEX strip prices rather than SEC pricing and do not include the effects of income taxes on future net revenues. All cash flows were discounted at 10%. You should not assume that the estimated discounted future net cash flows represent the fair value of Talos Energy, Inc.'s estimated oil, natural gas and natural gas liquids reserves. Information to reconcile these non-GAAP financial measures to the most directly comparable GAAP financial measure is not available at this time as these are illustrative PV-10 values.

(3) Talos Pro Forma EBITDA includes $25 MM of transaction synergies.

(4) Talos Pro Forma Net Debt excludes restricted cash and capital leases.

9

Talos and Stone are Stronger Together

Stone	Talos	Talos Pro Forma
✓ High quality production base with shallow decline curve and low-risk development	✓ Experienced management team with successful exploration track record	✓ Expanded portfolio diversification – reduced asset concentration risk across several hubs
✓ Concentrated asset base with operatorship of key assets	✓ Operated Tornado discovery (Green Canyon 281) flowed first oil in less than 10 months	✓ Attractive, visible exploration portfolio
✓ Pompano has infrastructure in place, reduced capital intensity for new drilling (key hub)	✓ Operated Zama well (Mexico Block 7) the first non-Pemex discovery in the Mexican GOM with Original Oil in Place ("OOIP") of 1.4-2.0 BBO gross	✓ Strong balance sheet with low leverage and ample liquidity
✓ Key producing asset in coveted Mississippi Canyon	✓ Peer leading all-in F&D of $13.62/Boe (1)	✓ $25+ MM of identified annual cost synergies
✓ Low leverage	✓ Track record of growing production and core NAV	✓ Well positioned for deepwater asset consolidation
✓ Long operating history with low LOE structure		✓ 70% oil by Strip Proved Reserves

Talos Pro Forma will be the largest pure-play GOM company and basin champion in the public markets, with production of 46-48 MBoe/d and clear investment thesis based on growth and consolidation. (2)

Source: Talos and Stone. Strip Proved Reserves as of 6/30/2017 and assume 10/31/2017 Strip Pricing.
(1) Finding & Development cost (F&D) calculated as Cumulative Capital Expenditures / (Reserve Additions + Revisions) from 2013-2016.
(2) Rank based on production.

10

Pro Forma Capital Structure and Liquidity

Key Notes

- Stone to issue 34.2 MM shares to Talos for 63% Talos pro forma ownership
- Based on Stone's equity value of ~$700 MM, creates a pro forma combined Equity Value of ~$1,900 MM and Enterprise Value of ~$2,500 MM
- Pro Forma borrowing base expected to be $600 MM with ~$325-$375 MM of liquidity
- Stone's 2nd Lien Notes will be exchanged into Talos's 2nd Lien Notes

Pro Forma Ownership



Other, 1%
Apollo, 35%
Stone Shareholders, 37%
Riverstone, 27%

Pro Forma Capitalization as of 9/30/2017

($ in millions)	**Talos Pro Forma**
Cash and Cash Equivalents [(1)]	$97
Restricted Cash	39
Total Cash	**$136**
Reserve Based Lending Facility	300
Building Loan	11
Total First Lien Debt	**$311**
Second Lien Notes due 2022	397
Total Debt	**$708**
Net Debt [(2)]	**$611**
Enterprise Value [(3)]	**$2,535**
Financial Statistics:	
Expected Borrowing Base	$600
Pro Forma 2017E EBITDA [(4)]	$440
Capital Lease Obligation	$110
Credit Statistics (excl. Capital Lease):	
Net Debt / Pro Forma 2017E EBITDA	1.4x
Net Debt / Enterprise Value	24%

Sources: Talos, Stone and FactSet. Market data as of 11/20/2017.
(1) Includes estimated transaction fees and expenses and required debt repayments.
(2) Net Debt excludes restricted cash and capital leases.
(3) Enterprise Value calculated as Current Stone Equity Value (at $35.49/share as of 11/20/2017) / Stone ownership percentage (37%) + Net Debt. Net Debt excludes capital lease obligations.
(4) Pro Forma 2017E EBITDA includes $25 MM of transaction synergies.

11

STONE ENERGY

Benefits of Combined Business

Talos Pro Forma

Reserves		
Strip Proved Reserves (MMBoe)		135
Strip 2P Reserves (MMBoe)		172
Strip Proved PV-10 ($MM) (1)		$2,277
Strip 2P PV-10 ($MM) (1)		$2,976
Key Operational Items	**2017E**	**2018E**
Production (MBoe/d)	46 - 48	47-50
PF EBITDA ($MM) (2)	435 - 445	480 - 510
Capex ($MM)	345 - 355	430 - 450

Talos Pro Forma Asset Locator Map



Talos Acreage
Stone Acreage
MS
AL
FL
LA
Ewing Bank 305 Field
Amberjack
MISSISSIPPI CANYON
DESOTO CANYON
Pompano Field
ATWATER
GARDEN BANKS
GREEN CANYON
Phoenix / Tornado
Block 7 Zama Discovery
Mexico
0 25 50 100 Miles

Combination Synergies & Potential Upside

- Production – More aggressive exploitation of PDNP, Tornado, and Pompano development due to less concentration risk and more redundancy
- Expenses – Shore base duplication, transportation duplication, G&A duplication, "right-sizing" services and personnel, and consolidating insurance policies
- Capex – Additional capital investment opportunities with increased free cash flow
- Scale – Increased scale and diversification of asset base enhances credit story and establishes Talos Energy, Inc. as the counterparty of choice in Deepwater GOM M&A
- Growth – Compelling growth story through near-to medium-term development of recent discoveries

Sources: Talos and Stone. Strip Proved Reserves as of 6/30/2017 at 10/31/2017 Strip Pricing.
(1) Non-GAAP financial measure. See slide 9, footnote 2 for relevant disclosure.
(2) 2017E and 2018E Pro Forma EBITDA include $25 MM of transaction synergies.

12

Since Talos acquired the Phoenix field, the company has materially grown reserves in the asset by >100% Name plate capacity on the HP-1 Floating Production Unit is 45k BOPD New seismic and reprocessing led to an inventory of development and exploration wells Five new subsea wells drilled to date, two related to the Tornado discovery After developing the discovered resource locations in the Tornado area, the HP-1 could achieve full capacity within 2-3 years and remain at capacity for several years through additional field exploitation Key Notes Gross Remaining Potential (MMBoe) Gross Production Forecast (MBo/d) Phoenix Complex – Typhoon, Boris and Tornado Fields Total: 343 MMBoe 2017 2018 2019 22 MBo/d 45 MBo/d Add Tornado 2 Add Tornado 3 2020+ Add PUDs, Near-Term Catalysts and Long Term Projects HP-1 Name Plate Capacity YTD Average Production 26 MBoe/d 54 MBoe/d

Mexico Block 7 Zama Discovery Overview Source: Premier Oil and Wood Mackenzie. Zama Pre-drill Volume Range Offshore Oil Discoveries with Recoverable Resource >300 MMBoe Since 2012 Key Notes full stack reprocessed seismic data in depth Flat Spot Likely indicates oil/water contact Zama-1 Well Zama-1 Well salt salt Good conformance of seismic amplitude with structural contours 3000 m 3500 m Zama Post-drill Volume Range Named Top-15 Global well in 2017 (pre-drill) Talos maintains a 35% WI in Zama Quickest well in the region to reach 14,000’ MD with zero incidents and 14% under AFE Encountered over 1,100’ gross pay, pressure data confirmed contiguous oil OOIP estimate of 1.4-2.0 BBO gross, 30° API Rock properties are consistent with the Upper Miocene properties of the U.S. GOM Expect post appraisal FID by mid-2019, will add years of stable production

Well Positioned Relative to Offshore Peers and Onshore Basins

Talos Pro Forma vs. Offshore Peers


2017E EBITDA Margins ($/Boe) (1)
Mean = $23.83
$32.97
$25.45
$22.18
$21.49
$17.08
Peer B
Talos PF
Peer D
Peer A
Peer C


Oil (% of Strip Proved Reserves)
Mean = 66%
97%
73%
70%
48%
44%
Peer B
Peer D
Talos PF
Peer A
Peer C


All-in 3 Year F&D ($/Boe) (2)
Mean = $26.96
$13.62
$16.38
$38.33
$39.49
NA
Talos
Peer A
Peer B
Peer C
Peer D


Net Debt / 2017E EBITDA (1)(3)
Mean = 2.6x
1.4x
1.5x
2.5x
3.5x
3.9x
Talos PF
Peer A
Peer B
Peer C
Peer D

Talos Pro Forma vs. Onshore Oil Basins


2017E EBITDA Margins ($/Boe) (1)
Mean = $21.60
$25.45
$23.51
$22.55
$20.86
$19.38
$17.84
Talos PF
Permian
Bakken
GOM
Mid Cap
Large Cap


Oil (% of Strip Proved Reserves)
Mean = 60%
71%
70%
59%
56%
56%
48%
Bakken
Talos PF
Large Cap
GOM
Permian
Mid Cap


All-in 3 Year F&D ($/Boe) (2)
Mean = $27.85
$13.62
$19.17
$19.42
$37.50
$37.91
$39.49
Talos
Permian
Bakken
Large Cap
Mid Cap
GOM


Net Debt / 2017E EBITDA (1)(3)
Mean = 2.8x
1.4x
1.8x
2.1x
3.6x
3.6x
4.2x
Talos PF
Permian
Large Cap
Bakken
GOM
Mid Cap

Sources: Talos, Stone and FactSet. Market data as of 11/15/2017. Strip Proved Reserves for Talos as of 6/30/2017 at 10/31/2017 Strip Pricing. Peer reserves as of 12/31/2016 at SEC Pricing.

Note: Offshore Peers include KOS, MUR, PMO-GB and WTI. Large Cap includes APC, HES and MRO. Mid-Cap includes CRZO, EPE, SM and WPX. Permian includes AREX, CDEV, CPE, CXO, EGN, FANG, MTDR, PE, PXD, RSPP and XEC. Bakken includes OAS and WLL. GOM includes EXXI and WTI.

(1) Talos 2017E EBITDA includes $25 MM of pro forma transaction synergies.

(2) F&D calculated as Cumulative Capital Expenditures / (Reserve Additions + Revisions) from 2013-2016 for Talos and 2014-2016 for Peers. Talos F&D is not pro forma for Stone.

(3) Talos Net Debt includes estimated transaction fees and expenses and required debt repayments, and excludes restricted cash and capital leases.

15

Strategic Rationale for Combination

Leading Pure-Play Offshore Gulf of Mexico Public Company	▪ Positioned to be the "Partner of Choice" for drilling and acquisition opportunities with scale, a high performing technical team and a strong balance sheet ▪ Robust project inventory in U.S. Deepwater Gulf of Mexico "GOM" (Phoenix, Pompano) and globally recognized, world-class discovery in offshore Mexico (Zama) ▪ Significant organic growth opportunities from complementary acreage positions, which will allow for continued capital efficiency, leading to production and core NAV growth
Creates the Premier Independent Offshore E&P Operator	▪ High quality, diversified GOM exposure led by Talos's team with peer-leading F&D costs[(1)] and Stone's proven operating track record ▪ Control through > 84% operatorship of production, development and exploration ▪ Significant oil exposure (~70% of Strip Proved Reserves)
Strong Pro Forma Balance Sheet	▪ Combined company initial Enterprise Value of ~$2,500 MM [(2)] ▪ Net Debt / Pro Forma 2017E EBITDA of 1.4x [(3)] ▪ Expected $600 MM initial borrowing capacity and liquidity of ~$325-$375 MM
Leader in the Opening of the Mexican Offshore	▪ Talos-operated Zama is one of the 15 largest shallow-water discoveries in last 20 years ▪ 2 lease blocks with >160k acres and >10 additional prospects

Sources: Talos, Stone and FactSet. Market data as of 11/20/2017. Strip Proved Reserves as of 6/30/2017 and assume 10/31/2017 Strip Pricing.
(1) Finding & Development cost (F&D) calculated as Cumulative Capital Expenditures / (Reserve Additions + Revisions) from 2013-2016.
(2) Enterprise Value calculated as Current Stone Equity Value (at $35.49/share as of 11/20/2017) / Stone ownership percentage (37%) + Net Debt.
(3) Net Debt excludes restricted cash and capital leases. Pro Forma 2017E EBITDA includes $25 MM in transaction synergies.

16